FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 4, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _                  No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated June 4, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date: June 4, 2008	By:	/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

	By:	/s/ David Sach
		Name:	David Sach
		Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

  FOR IMMEDIATE RELEASE
  June 4th 2008

CONVENING NOTICE FOR EGM

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme

Registered office address:

15, rue Léon Laval
L-3372 Leudelange, Grand-Duchy of Luxembourg
- R.C.S. Luxembourg: B 40.630 –

N O T I C E

The Board of Directors of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom”) convened an extraordinary general meeting (“EGM”) of the shareholders of Millicom on Tuesday, May 27 2008 to consider and vote on the agenda indicated hereafter.

At said EGM, out of 108,050,731 shares, only 63,278,155 shares were represented either by shareholders being present or by shareholders having completed a power of attorney form. The required quorum of 2/3 of the issued and outstanding share capital was thus not met.

Hence NOTICE IS HEREBY GIVEN that, according to the applicable law, the EGM of the shareholders of Millicom is reconvened to be held at Millicom Offices at 15, rue Léon Laval, 3372 Leudelange, Grand-Duchy of Luxembourg, on Monday, 7 July 2008 at 10.00 a.m. Central European Time ("CET"), to consider and vote on the following agenda:

AGENDA

I.
To resolve the deletion of the sixth paragraph of Article 21 ("Procedure, Vote") of the articles of association of Millicom (the "Articles") and its replacement by the following sentences: "No quorum is required for a meeting of the ordinary general meeting of the shareholders and resolutions are adopted at such meeting by a simple majority of the votes cast. Unless otherwise required under Luxembourg law, an extraordinary general meeting convened to amend any provisions of the Articles or the withdrawal of the Company's shares from public listing in a going-private transaction, shall not validly deliberate unless at least one half of the share capital is represented and the agenda indicates the proposed amendments to the Articles. If the first of these conditions is not satisfied, a second meeting may be convened, in the manner prescribed by the Articles or by the Law. The second meeting shall validly deliberate regardless of the proportion of the capital represented. At both meetings, resolutions, in order to be adopted, must be adopted by a two-third majority of the shareholders present or represented. Copies or extract of the minutes of the meetings of shareholders to be produced in court will be signed by the chairman or by any two Directors".

II.	Miscellaneous.

QUORUM AND MAJORITY

According to the Company's Articles, a quorum of presence of 2/3 of the issued and outstanding share capital is required for purposes of the agenda items relating to the EGM. The EGM agenda items are adopted by a majority of 2/3 of the votes cast.

OTHER INFORMATION

Participation in the EGM is reserved to shareholders who (i) are registered in the shareholders registry kept by Millicom and/or VPC AB and/or AST as of Thursday, 15 May 2008, and (ii) give notice of their intention to attend the EGM by mail or return a duly completed power of attorney form at the following address: Millicom International Cellular S.A., 15, rue Léon Laval, L-3372 Leudelange, Luxembourg, attention: Mr. Lars

Swenningson, Corporate Secretary, telephone: + 352 27 759 126, fax: + 352 27 759 353, so that it is received no later than Thursday, 3 July 2008, 5:00 p.m. CET. Power of attorney forms are available on Millicom’s website (www.millicom.com) or upon request at Millicom’s registered office, at the above address and contact numbers.

The duly completed power of attorney forms received by Millicom for the first EGM convened on Tuesday, 27 May 2008, whether received before or after the deadline provided for in the convening notice for that first meeting, remain valid for the reconvened EGM.

Millicom reports that, as a result of the Company's Annual General Meeting on May 27, 2008, Millicom has regained compliance with Nasdaq's independent director and audit committee requirements as set forth in Marketplace Rule 4350.

4 June 2008	The Board of Directors

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Daniel Johannesson	Telephone: +352 27 759 327
Chairman of the Board of Directors
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 (0)20 7321 5010
Investor Relations

Visit our web site at: www.millicom.com